November 29, 2007

VIA EDGAR

Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           HMG/Courtland Properties, Inc.
Form 10-KSB for the Year Ended December 31, 2006,
Filed March 30, 2007; Form 10-QSB for Quarterly Period
Ended June 30, 2007, Filed August 14, 2007
File No. 001-07865

Dear Mr. Woody:

This letter responds to the comments in your letter to HMG/Courtland Properties, Inc. (the “Company”), dated November 5, 2007.  The comments in your letter related to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 and Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007, as identified in the caption above.  For ease of review, your comments have been repeated below appearing in italics.
Form 10-KSB for the Year Ended December 31, 2006
Financial Statements

1.           Consolidation Statements of Comprehensive Income, page 26

We have considered your response to our prior comment 1 and are unclear how the requirements of SFAS 131 would have any impact on your income statement presentation.  Revise your income statement presentation to comply with the requirements of Rule 5-03 of Regulation S-X or explain to us why no revision is necessary.

2.           5.  Other Investments, page 42

It appears that your investment in the restaurant in Key West, Florida should have been accounted for using the equity method in accordance with EITF Topic D-46.  Please tell us the effect account for this investment using the equity method would have had on your financial statements for all periods presented in your Form 10K for the year ended December 31, 2006.  This would include recording your cumulative share of earnings or loss of the partnership from the date of acquisition of your interest through the earliest period presented in your financial statements (December 31, 2005) and the impact that recording such an adjustment would have had on the impairment loss that was recorded for the year ended December 31, 2006.

HMG/Courtland Properties, Inc. Responses

1.             While Rule 5-03 of Regulation S-X provides a general guideline for what is to be considered a component of revenue, it does not prevent the inclusion of other items as revenue not specifically mentioned in the Rule when the nature of a company’s operations warrant such reporting.  As a real estate investment trust with a significant non REIT consolidated subsidiary, our Company’s operations are diverse and combine aspects of real estate operations, food and beverage operations as well as investment activities. Our investment activities are an integral and historically important part of our Company’s operations, and to exclude these items from operating revenues would be inconsistent and we believe would minimize a significant part of the nature of our Company which may mislead the reader of our financial statements. Accordingly we respectfully disagree with your request to revise our income statement presentation.

Also, please note that our reference to SFAS 131 in our previous response was made to emphasize the significance of our investing activities which we report as a separate segment. As we previously stated, in future filings regarding segment reporting disclosures we will include the following: “These operating segments, as presented in the financial statements, reflect how management internally reviews each segment’s performance.  Management also makes operational and strategic decisions based on this same information.”

2.             Had we accounted for the Company’s investment in the restaurant in Key West, Florida using the equity method we would have reported decreased net income from other investments of approximately $117,000 for the year ended December 31, 2005 and increased net income from other investments of the same amount for the year ended December 31, 2006.  Net income from other investments for the year ended December 31, 2006 would have consisted of $383,000 of which approximately $50,000 would have been a loss from operations of the restaurant and approximately $333,000 would have been a valuation loss.  This is as compared with a $500,000 valuation loss as reported for the year ended December 31, 2006.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-KSB and Form 10-QSB;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-KSB and Form 10-QSB; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to your request and Rule 101 of Regulation S-T, this letter is being filed via EDGAR.  We trust that the above fully responds to your questions and comments.  If you have any additional questions or comments, please contact me at your earliest convenience.

Sincerely,

Larry Rothstein
Principal Financial Officer